EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

(Dollars in Millions)

Earnings:	2009	2010	2011	2012	2013

Earnings before income taxes and non-controlling interest	17.9	477.9	$ 765.9	$ 761.0	$ 869.3

Income in equity investees	(21.8)	(39.6)	(38.2)	(42.8)	(43.5)

Fixed charges	77.9	88.5	99.3	67.1	56.2

Capitalized interest amortization expense	6.8	7.4	7.9	9.9	8.9

Distributed income of equity investees	49.5	37.0	31.7	26.7	11.4

Less: Capitalized interest	(11.2)	(11.2)	(15.0)	(17.8)	(11.9)

Total earnings	$ 119.1	$ 560.0	$ 851.6	$ 804.1	$ 890.4

Fixed Charges:

Interest expense	57.2	68.8	$ 74.6	$ 39.4	$ 34.2

Capitalized interest	11.2	11.2	15.0	17.8	11.9

Rent expense	28.5	25.6	29.0	29.8	30.2

1/3 of rent expense	9.5	8.5	9.7	9.9	10.1

Total fixed charges	$ 77.9	$ 88.5	$ 99.3	$ 67.1	$ 56.2

Ratio of earnings to fixed charges	1.53	6.33	8.58	11.98	15.85